UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Gossamer Bio, Inc.
(Name of Issuer)

Common Stock par value $0.0001 per share
(Title of Class of Securities)

38341P102
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38341P102	13G	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Fund IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 38341P102	13G	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Fund IX Overage, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 38341P102	13G	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 38341P102	13G	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners IX Overage, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 38341P102	13G	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ARCH Venture Partners IX, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
OO

CUSIP No. 38341P102	13G	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Keith Crandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 38341P102	13G	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clinton Bybee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 38341P102	13G	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Nelsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,055,916

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,055,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,055,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.2%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 38341P102	13G	Page 10 of 17 Pages

Item 1(a).	Name of Issuer

Gossamer Bio, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices

3013 Science Park Road, San Diego, CA  92121

Item 2(a).	Name of Person Filing

ARCH Venture Fund IX, L.P. (“AVF IX”); ARCH Venture Partners IX, L.P. (“AVP IX LP”); ARCH Venture Partners IX, LLC (“AVP IX LLC”); ARCH Venture Fund IX Overage, L.P. (“AVF IX Overage”) ; ARCH Venture Partners IX Overage, L.P. (“AVF IX Overage GP”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”).  The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631.

Item 2(c).	Citizenship

Each of AVF IX, AVF IX LP, AVF IX Overage and AVP IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware.  Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

38341P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

AVF IX is the record owner of 4,027,958 shares of Common Stock (the “AVF IX Shares”) as of December 31, 2019. AVP IX LP, as the sole general partner of ARCH Venture Fund IX, may be deemed to beneficially own the AVF IX Shares.  AVF IX Overage is the record owner of 4,027,958 shares of Common Stock (the “AVF IX Overage Shares” and, together with the AVF IX Shares, the “Record Shares”) as of December 31, 2019.  AVP IX LLC, as the sole general partner of AVP IX LP and AVF IX Overage GP, may be deemed to beneficially own the Record Shares.  As managing directors of AVP IX LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares.

(b)	Percent of class:

See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person is based upon 66,038,122 shares of common stock outstanding as of November 6, 2019 as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 38341P102	13G	Page 11 of 17 Pages

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

See line 5 of the cover sheets.

(ii)   Shared power to vote or to direct the vote:

See line 6 of the cover sheets.

(iii)  Sole power to dispose or to direct the disposition:

    See line 7 of the cover sheets.

(iv)  Shared power to dispose or to direct the disposition:

    See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 38341P102	13G	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 13, 2020

ARCH VENTURE FUND IX, L.P.

By: ARCH Venture Partners IX, L.P.
its General Partner

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By: ARCH Venture Partners IX Overage, L.P.
its General Partner

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

CUSIP No. 38341P102	13G	Page 13 of 17 Pages

ARCH VENTURE PARTNERS IX, LLC

By: *
Keith Crandell
Managing Director

*
Keith Crandell

*
Robert Nelsen

*
Clinton Bybee

* By: /s/ Mark McDonnell
Mark McDonnell as
Attorney-in-Fact

* This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 38341P102	13G	Page 14 of 17 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Gossamer Bio, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    February 13, 2020

ARCH VENTURE FUND IX, L.P.

By: ARCH Venture Partners IX, L.P.
its General Partner

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By: ARCH Venture Partners IX Overage, L.P.
its General Partner

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By: ARCH Venture Partners IX, LLC
its General Partner

By: *
Keith Crandell
Managing Director

CUSIP No. 38341P102	13G	Page 15 of 17 Pages

ARCH VENTURE PARTNERS IX, LLC

By: *
Keith Crandell
Managing Director

*
Keith Crandell

*
Robert Nelsen

*
Clinton Bybee

* By: /s/ Mark McDonnell
Mark McDonnell as
Attorney-in-Fact

*This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2.0 and incorporated herein by reference.

CUSIP No. 38341P102	13G	Page 16 of 17 Pages

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his or its true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, member, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall remain in full force and effect with respect to each undersigned person unless and until six months after such person is both no longer a Managing Director of ARCH Venture Partners and no longer serving on the board of directors of any portfolio company of any ARCH Venture Partners fund.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of January, 2019.

ARCH VENTURE FUND IX, L.P.

By: ARCH Venture Partners IX, L.P.
its General Partner

By: ARCH Venture Partners IX, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By: ARCH Venture Partners IX, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By: ARCH Venture Partners IX Overage, L.P.
its General Partner

By: ARCH Venture Partners IX, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

CUSIP No. 38341P102	13G	Page 17 of 17 Pages

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By: ARCH Venture Partners IX, LLC
its General Partner

By: /s/ Keith Crandell
Managing Director

ARCH VENTURE PARTNERS IX, LLC

By: /s/ Robert Nelsen
Managing Director

/s/ Keith Crandell
Keith Crandell

/s/ Kristina Burow
Kristina Burow

/s/ Clinton Bybee
Clinton Bybee

/s/ Robert Nelsen
Robert Nelsen